DIGITAL DREAM LABS INC.

OFFERING STATEMENT



Issuer Name	Digital Dream Labs, Inc.
Offering Amount	$100,000 - $500,000
Security Type	Secured Revenue Sharing Note ("Note")
Investment Multiple	1.8x
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket lien in assets of company
Repayments	Monthly payments as a percentage of monthly revenue. The rate will be determined by the total offering amount: $100,000 - $250,000 = 1.00% $250,001 - $500,000 = 1.50% In the event that officer-certified monthly revenue is not reported to Honeycomb within 5 business days of month end, a Minimum Monthly Payment of 1.0% of the total amount raised in the offering will be charged.
First Payment	45 days after campaign end date

COMPANY OVERVIEW

Digital Dream Labs, Inc. (the "Company" and the "Issuer") is a consumer robotics and STEAM (science, technology, engineering, art, and math) video game company based in Pittsburgh. Its goal is to create games that kids love while reducing educational inequities from pre-readers to high schoolers. With over 8,000 schools and countless families using its products around the world, Digital Dream Labs is dedicated to perfecting the consumer engagement and enjoyment of its products.

In 2019, Digital Dream Labs acquired the assets of Anki, makers of the enormously popular "Overdrive" racing game. With over 2 million units sold, Digital Dream Labs plans to improve and reintroduce the product to throngs of excited fans.

Company History
We were founded in 2012 to solve two enduring and related problems: kids don't always enjoy learning, and educational inequities beginning in pre-school can be insurmountable by the time students get to high school. Our products are educational and really feel like games! By playing with our products, kids are learning more and building confidence in their STEAM abilities, making them happier and more engaged students.

We've created a series of games called Puzzlets to engage kids in chemistry, math, art, programming, and music. After acquiring Anki's assets in December 2019, we adopted and further developed Overdrive, Cozmo, and Vector.

With the Edtech market projected to exceed $252 billion in 2020 – in a $4 trillion global educational market – we are expecting to achieve $100 million per year in revenue in three years. We expect to exceed $10 million in 2021 and may still even do so in 2020. We are exploring the possibility of going public as an IPO in the next three to five years and an EPO as early as 2021.

COMPANY ELIGIBILITY

Name of issuer: Digital Dream Labs, Inc.
State of Organization: Delaware
Date Company Was Formed: 11/5/2020
Type of Company: Corporation
Physical Address: 100 South Commons, Pittsburgh, PA 15212
Registered Address: 16192 Coastal Hwy, Lewes, DE 19958
Web Address: https://www.digitaldreamlabs.com/
# of Employees: 26

The Company's predecessor is Digital Dream Lab, LLC, a Pennsylvania limited liability company, formed on 07/27/2012 (the "Predecessor").

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Securities and Exchange Commission (the "Commission") and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Class of Stock	Stockholder name	Number of Shares	Ownership % in Corp.
Preferred	Jacob Hanchar	18,464	16%
	Alt Capital	20,330	17%
	Tim Chen	15,650	13%
	Andrew Aloe	3,310	3%
	URA Pittsburgh Urban Redevelopment Association	3,050	3%
	Carnegie Mellon University Open Field Entrepreurship Fund	2,310	2%
	Dave Mawhinney	1,620	1%
	Stephen Todorovich	1,620	1%
	Henry Thorne	1,340	1%
	Aaron Clark	1,230	1%
	Innovation Works (Alpha Lab)	1,230	1%
	MUS ? Meyer Unkovic and Scott	980	1%
	Caren Shalek	370	0%
	Rajakumar Bharanidharan	250	0%
	Jack Adams	250	0%
	Rachel Fisher	180	0%
	Erin Cawley	120	0%
	Chris Randall	185	0%
Common	Jacob Hanchar	27,696	24%
	ESOP	17,282	15%
	Total:	117,467	100%

The above is the only ownership outstanding for the Company. The ownership interests of a Delaware corporation give the owners the right to share in the profits of the corporation.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

H. Jacob Hanchar
Employer: Digital Dream Labs
Title: CEO, Director
Dates of service: 2015 – present

H. Jacob Hanchar is the CEO and a major investor in Digital Dream Labs. He serves as advisor and investor to many start-up companies in Western PA. Jacob received his doctorate in 2007 from the University of California, Los Angeles, where he focused on research in biological sciences. He performed

post-doctoral work in otolaryngologic disorders, particularly tinnitus, at Rosalind Franklin University in Chicago and the University of Pittsburgh Center for Neuroscience.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

PREVIOUS OFFERING OF SECURITIES

Digital Dream Labs, Inc. recently reorganized as a Delaware corporation, effective 11/5/2020.

The Predecessor made the following issuances of securities within the last three years:

Security Type	Principal Amount	Offering Date	Registration
Revenue Sharing Note	$131,000	8/7/2019	Rule 506(c)
Units of Crowd SAFE	$1,005,516	9/17/2019	Regulation CF

ANTICIPATED BUSINESS PLAN

The new iteration of the Overdrive racecar game will allow us to remain one of the leaders in racing games. The funds raised during this campaign will allow us to grow our team, expand the features and functionality of the game, and manufacture at least 100,000 units and gradually bring more manufacturing back to the US, even to Pittsburgh!

To ensure the best game possible, we want to develop an augmented reality feature for the game, embed more wireless technology, develop new skins for the cars, and create a bigger, more comprehensive, life-like game experience.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and (as of this writing) unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations, which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (i.e., buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them leave the Company, die, or become ill for a long period of time, the Company would be damaged and might not be able to repay your Note.

Limited Products And Services

The Company sells only a small number of products or services, making it more vulnerable to changes in technology and/or customer preferences than a company that offers a long list of products and services.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition,

its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have

the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement (defined below in the Section "Transaction Mechanics"). It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel such as H. Jacob Hanchar, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly (or vice versa).

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the Commission or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as they would if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described herein, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral

Although investors will have a blanket lien in the assets of the Company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company, whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000	$500,000
Less: Intermediary Fee*	$2,000	$10,000
Less: Admin Fee**	$75	$75
Net Proceeds	$97,925	$489,925

* 2.0% of total amount raised

** $50 fee to file UCC-1 with Delaware Department of State + $25 processing fee

Below is a summary of the Company's expected use of funds, if the Maximum Target Goal is raised:

Item	Cost
General Marketing	$234,545
Research and Development	$106,992
General Working Capital	$148,389
Total	$489,925

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Digital Dream Labs, Inc. and how an investor's transaction and delivery of securities will be completed.

  a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Digital Dream Labs, Inc. ("Note Purchase Agreement") by way of the investor's electronic signature.

  b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

  c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

  d. *Early Closings*: If the Minimum Target Goal is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

  e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through his or her Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the Issuer reaches the Minimum Target Goal prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to herein as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in its entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will repay at a multiple of 1.8x on the principal invested. The business will make monthly repayments as a percentage of its monthly revenue to pay down this amount until the balance reaches zero.

- The percentage of revenue to be repaid on a monthly basis is dependent on the total offering amount.

- The Company must pay a share of its revenue on a quarterly basis (every three months), starting 45-days after the closing date of the offering.

- The Company must repay your Note 60 months from the end of the 45-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you (such representative, the "Administrative Agent"). The Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the Company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid – meaning you might not be able to sell it – for (at least) four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer?

The owners of the Notes will not have the right to share in the profits of the Company or participate in the management of the Company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the Company and thereby adversely affect the economic interests of investors holding the Notes. They could also issue other classes of securities with rights superior to those of investors holding Notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes has been determined by the face amount of the Notes. The terms of the Notes were determined in the Company's own discretion.

The Company does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the Notes by the Company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

n/a

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, Issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties?

The Company could issue securities with rights superior to those of the Notes.

If the Company is sold, the owners of the Notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the Notes.

7. *What other exempt offerings has the Issuer conducted within the past three years?*

   See Section "Previous Offerings of Securities"

8. *The Issuer or any entities controlled by or under the common control with the Issuer was not a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the Issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

This statement is true.

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a blanket lien in the assets of the Company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement, investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition during this period of uncertainty related to the COVID-19 pandemic and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate/Multiple	Completion Date	Minimum Monthly Payment
Bridgeway Capital	$354,523	6%	August 2030	$4,329
Revenue Sharing Promissory Note – 506(c) crowdfund	$131,000	1.8x repayment of principal	October 2025	1.0% of total monthly revenue
Total Balance	**$485,523**			**$xx**

FINANCIAL INFORMATION

See Exhibit C for Financial Statements package.

STAKEHOLDER ELIGIBILITY

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the Commission;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i)   in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the Commission;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i) at the time of the filing of this offering statement bars the person from:

        a) association with an entity regulated by such commission, authority, agency or officer;

        b) engaging in the business of securities, insurance or banking;

        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject

of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" section of the campaign page.

ONGOING REPORTING

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Issuer liquidates or dissolves its business in accordance with state law.

REVENUE SHARING NOTE PURCHASE AGREEMENT

**Dated as of %%DATE%%
by and among**

Digital Dream Labs, Inc.,

as the Issuer,

AND

**THE HOLDERS HERETO
FROM TIME TO TIME**

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

REVENUE SHARING NOTE PURCHASE AGREEMENT

This REVENUE SHARING NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**") is entered into as of %%DATE%%, by and among Digital Dream Labs, Inc. (the "**Issuer**"), each person purchasing a revenue sharing note referencing this Agreement (each a "**Holder**" and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its subordinated revenue sharing notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**"); and

WHEREAS, Holders wish to purchase such revenue sharing notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**").

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Recitals. The Recitals are incorporated herein as if set forth at length.

1.2 Defined Terms. Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "**Disclosure Document.**" The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "**Loan Documents.**"

(a) "*Funding Date*" means the date on which the proceeds from the Notes purchased pursuant to this Agreement have been disbursed to the Issuer.

(b) "*Gross Revenue*" means the total amount of the Issuer's sales recognized for the applicable Reporting Period, prior to any deductions.

(c) "*Investment Multiple*" means the multiple of a Holder's principal investment evidenced by the Issuer's Note(s) purchased by the Holder that the Issuer pays to the Holder on or before the Maturity Date. For example, the obligations of the Issuer to a Holder purchasing $1,000 in Note(s) having an Investment Multiple of 1.5x are satisfied when the Holder receives a total of $1,500 in payment on the Note(s).

(d) "*Payment Date(s)*" mean the date(s) the Issuer is obligated to make its Revenue Sharing Payment under the Note(s).

(e) "*Reporting Period*" means the calendar month immediately preceding the applicable Payment Date.

(f) "*Revenue Sharing Interest*" means the percentage of the Revenue Sharing Payment to be paid to a particular Holder, calculated by reference to the Holder's pro rata share of Notes then outstanding. For example, if $10,000 in Note obligations are outstanding, of which the Holder is owed $1,000, then that Holder's Revenue Sharing Interest is 10% of the Revenue Sharing Payment. Thus a Revenue Sharing Payment equal to $500 would result in a payment of $50 to a Holder with a 10% Revenue Sharing Interest.

(g) "*Revenue Sharing Payment*" means the periodic payment due and owing by the Issuer under the Notes issued pursuant to this Agreement and calculated by multiplying the applicable Revenue Sharing Percentage times Gross Revenues for the Reporting Period.

(h) "*Revenue Sharing Percentage*" means the percentage of Gross Revenue that the Issuer is obligated to pay pursuant to this Agreement until the Holders have received total payments equal to their agreed upon Investment Multiple.

ARTICLE II
NOTE PURCHASE TERMS

2.1   Purchase of Notes. The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, subordinated revenue sharing notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $500,000 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefor. Holder will not receive a paper document representing Holder's Note.

2.2   Payment Terms.

(a)   Payment Dates and Amounts. Commencing on or before the last business day of the first calendar month that starts 45 days after the Funding Date and continuing on or before the last business day of each calendar month thereafter through the earlier of the (i)Maturity Date; or (ii) receipt by the Holders of payments equal to their Investment Multiple, the Issuer shall remit the Revenue Sharing Payment based on the applicable Reporting Period and calculated pursuant to the following terms:

Issuer Name	Digital Dream Labs, Inc.
Offering Amount	$100,000 - $500,000
Security Type	Secured Revenue Sharing Note ("Note")
Investment Multiple	1.8x
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket lien in assets of company
Repayments	Monthly payments as a percentage of monthly revenue. The rate will be determined by the total offering amount: $100,000 - $250,000 = 1.00% $250,001 - $500,000 = 1.50% In the event that officer-certified monthly revenue is not reported to Honeycomb within 5 business days of month end, a Minimum Monthly Payment of 1.0% of the total amount raised in the offering will be charged.
First Payment	45 days after campaign end date

(b)   Escrow Services Agreement. To facilitate repayment of the Note and, as a condition to the effectiveness of this Agreement, Issuer shall execute and deliver an Escrow Services Agreement (the "**Escrow Agreement**") pursuant to which Issuer consents to the appointment of an escrow agent (the "**Escrow Agent**") acceptable to Portal and to the establishment of an Escrow Account ("**Escrow Account**") wherein the proceeds of the Notes shall be deposited.

(c)   Repayment. Commencing on or before the last business day of the first calendar quarter that starts 45 days after the Funding Date and continuing on or before the last business day of each calendar quarter thereafter through the earlier of the (i) the Maturity Date; or (ii) receipt by the Holders of payments equal to their Investment Multiple, disbursements equal to each Holder's respective Revenue Sharing Interest for the applicable Reporting Period shall be made from the Escrow Account to the Holder as provided for herein.[1] On the Maturity Date, all amounts outstanding under the Notes shall be immediately due and payable in full.

(d)   Authorization for Electronic Funds Transfers. The Issuer hereby authorizes the Escrow Agent, or other designee by Portal, to initiate automatic transfers on a periodic and preauthorized basis at the times and amounts set forth in Section 2.2(a) from its designated business bank account ("**Business Bank Account**"). The Issuer further hereby authorizes the Escrow Agent, or other designee by Portal, to make any adjustments for any duplicate or erroneous entries that may be made to the Business Bank Account in connection with the repayment of the Notes. In the absence of an express written direction from Portal to the Escrow Agent to make the duplicate or erroneous automatic entry to or from the Business Bank Account, the Issuer recognizes that any losses or damages that may result from such duplicate or erroneous entries in the automatic debiting or crediting of the Business Bank Account are not caused by the Portal and Issuer waives and releases Portal from any liability associated with such errors. This authorization is effective as of the execution of this Agreement and remains in full force and effect until all amounts due under the Notes have been paid in full and properly applied. Issuer represents and warrants that if its Business Bank Account information changes, it shall immediately submit to Portal and to the Escrow Agent updated information for a successor business bank account and agrees that this authorization contained in section 2.2(d) shall be effective for such successor business bank account.

(e)   Security. As security for repayment of the Note, the Issuer hereby grants to the Holders a purchase money security interest in and lien upon the collateral ("**Collateral**") described in the chart above to be evidenced by the appropriate security agreement, mortgage, or other security instrument(s) and included as a Loan Document contemplated by this Agreement.

2.3   Method of Repayment. ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "**Designated Account**") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes. In the event there is any error in the amount paid to a Holder in its Designated Account, Holder hereby authorizes the Escrow Agent, or other designee by Portal, to make any adjustments for any duplicate or erroneous

---

[1] For example, if the Note proceeds are disbursed to the Issuer on February 15th, the first calendar quarter that starts 60 days later, is July 1st through September 30th. The first quarterly payment to Holders would be due on or before September 30th.

entries that may be made to the Designated Account in connection with the repayment of the Notes. This authorization is effective as of the execution of this Agreement and remains in full force and effect until all amounts due under the Notes have been paid in full and properly applied.

(b) Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "**Processing Fee**"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.4 Equalization Among Holders. Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made *pro rata* in proportion to the amount then outstanding under each Holder's respective Note.

2.5 Maximum Lawful Rate. In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6 Subordination. Each Holder covenants and agrees, notwithstanding anything to the contrary contained in this Agreement or its respective Note, that its rights under this Agreement, including payment of any and all of the obligations herein, shall be subordinate and subject to the rights of the Senior Creditor under the Senior Loan Agreement as provided for in the Subordination Agreement.

2.7 No Right to Cancel. Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.8 Issuer's Right to Reject Subscription. Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1   Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

     (a)   Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

     (b)   Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

     (c)   Use of the Proceeds. The proceeds from the Notes shall be used for commercial purposes, only, and shall not be used for personal, family, or household purposes.

3.2   Holder's Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

     (a)   Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

     (b)   Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

     (c)   No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

     (d)   Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

     (e)   Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f)   Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k)   Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l)   No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m)   No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n)   Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o)   Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

(i)   Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

(ii) <u>Anti-Terrorism Laws</u>. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("<u>OFAC</u>"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii) <u>Anti-Money Laundering Laws</u>. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv) <u>Additional Information</u>. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p)   <u>Entity Holders</u>. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i) <u>Good Standing</u>. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii) <u>Other Jurisdictions</u>. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii) <u>Authorization</u>. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv) <u>Investment Company</u>. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v) <u>Anti-Terrorism and Money Laundering</u>.

(A) <u>Source of Funds</u>. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

(B) <u>Anti-Terrorism Laws</u>. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(C)   <u>Notice of Violations</u>. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.


ARTICLE IV
COVENANTS


4.1   <u>Issuer Covenants</u>. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

(a)   <u>Maintenance of Property</u>. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

(b)   <u>Insurance</u>. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

(c)   <u>Use of Proceeds</u>. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

(d)   <u>Financial Reporting Requirements</u>. The Issuer covenants and agrees that until satisfaction of all of Issuer's obligations incurred in connection with the Notes, the Issuer will furnish or cause to be furnished to the Administrative Agent and the Portal:

(i)   <u>Monthly Financial Statements</u>. Within five (5) business days following the close of a Reporting Period, the Issuer shall provide the Administrative Agent and Portal with a true and correct copies of its monthly income statement, balance sheet and profit and loss statement for the Reporting Period and any other financial documents reasonable requested by the Administrative Agent or the Portal. Such financial statements must be signed by an authorized officer of the Issuer certifying that information contained in the financial statements is accurate and was prepared in accordance with generally accepted accounting practices or by an independent bookkeeper or accountant.

(ii)   <u>Annual Financial Statements</u>. As soon as available and in any event within 120 days after the end of each fiscal year of the Issuer, certified financial statements of the Issuer consisting of a balance sheet as of the end of such fiscal year, and related statements of income, stockholders' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year. The certificate or report of accountants shall be free of qualifications (other than any consistency qualification that may result from a

change in the method used to prepare the consolidated financial statements as to which such accountants concur) and shall not indicate the occurrence or existence of any event, condition or contingency which would materially impair the prospect of payment or performance of any covenant, agreement or duty of the Issuer under this Agreement.

4.2   Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a)   Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b)   Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c)   Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

(d)   No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

(e)   Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V
ADMINISTRATIVE AGENT

5.1   Appointment. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, any subordination agreement or similar agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2   Nature of Duties.

(a)   The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

(b)   The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "**Enforcement Proceeding**"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed pursuant to Section 5.7, below, and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holders.

(c)   In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

(d)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

5.3   Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "**Required Holders**"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, attorney fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the

Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

5.4 <u>Nonrecourse Liability.</u> The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

5.5 <u>Reimbursement and Indemnification of Administrative Agent by Issuer.</u> Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6 <u>Compensation.</u> Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

(a) <u>Flat Fee</u>. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent shall be paid a flat fee in accordance with the Schedule 5.6(a) attached hereto and incorporated herein.

(b) <u>Hourly Rate</u>. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate(s) set forth in Schedule 5.6(b), subject to periodic adjustment, attached hereto and incorporated herein, plus reimbursement of all out of pocket expenses reasonable incurred by the Administrative Agent.

(c) <u>Surcharge</u>. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a *pro rata* basis.

5.7 <u>Successor Administrative Agent</u>. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("Notice of Resignation") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior

written notice to the Holders and the Issuer. **Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise.** If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. **For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely**. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.8   Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI
EVENTS OF DEFAULT

6.1   Event of Default. Subject to Section 6.4 below, any of the following shall constitute an **"Event of Default"**:

(a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

(b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

(d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

(e)   Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

(f)   Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term **"Change of Control"** means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

(g)   Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2   Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

6.3   No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

6.4   Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund.

ARTICLE VII
MISCELLANEOUS

7.1 **LIMITATIONS ON DAMAGES**. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2 **NO CLASS ACTION CLAIMS**. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

7.3 Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a) Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

(b) THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

(c) The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

7.4   Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

7.5   Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

7.6   Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

7.7   Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

7.8   Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9   Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECURITY AGREEMENT

This Security Agreement by and Digital Dream Labs, Inc., a Delaware Corporation (the "Debtor"), and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "Collateral Agent" or "Secured Party").

Recitals

A.   The Debtor has entered into that certain Note Purchase Agreement (the "NPA") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "Notes") to holders (the "Holders") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "Portal"); and

B.   Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a first priority security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1.   Grant of Security Interest. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "Collateral"). **This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.**

2.   Rights and Remedies of a Secured Party. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3.   Authorization to File Financing Statements. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4.   Debtor's Warranties, Representations and Agreements. The Debtor represents and warrants to Secured Party and agrees that:

(a) Except for the security interest herein granted, Debtor is the owner of the Collateral free from any adverse lien, security interest or encumbrance; no financing statement covering any of the Collateral or any proceeds thereof is on file in any public office; and the Debtor will defend

the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein;

(b) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(c) The state of formation of the Debtor is Delaware. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(d) Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(e) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(f) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(g) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(h) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will not permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(i)   Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(j)   No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(k)   Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(l)   Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(m)   Debtor and Debtor will comply with each covenant set forth in the NPA;

(n)   Debtor will not hereafter grant a security interest in the Collateral to any person, firm or corporation;

(o)   If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to the Collateral and Debtor's Books and Records in order to exercise Secured Party's rights to take possession thereof and to remove them from such premises;

(p)   Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party's security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(q)   To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii) causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv) obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v) obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi) taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5. **Use of Collateral; Casualty**. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6. **Event of Default**. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a) The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7. **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

(ii) second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

(iii) any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to

the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. **Miscellaneous**.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC 6008 Broad Street Pittsburgh, PA 15206 Email: christian@honeycombcredit.com
Debtor	c/o H. Jacob Hanchar Digital Dream Labs, Inc. 100 South Commons , Pittsburgh, PA 15212 jacob@digitaldreamlabs.com

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) **<u>Waiver of Jury Trial</u>**. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"<u>Collateral</u>" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations.

EXHIBIT C – FINANCIAL STATEMENTS

Digital Dream Labs

BALANCE SHEET

As of December 29, 2020

Officer-certified, year-to-date Financial Statements (not reviewed by third-party accountant)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 CASH Operating Account (8891)	1,156,692.68
1011 Bank of America Deposit	7,411.18
1015 Bank of America	19,677.04
Recurring Revenue Subscription	-506,822.24
refund	6,997.00
Total Bank Accounts	**$683,955.66**
Accounts Receivable	
1200 RECEIVABLES	
1210 A/REC Retailers	294,321.33
Total 1200 RECEIVABLES	**294,321.33**
Total Accounts Receivable	**$294,321.33**

Digital Dream Labs

BALANCE SHEET

As of December 29, 2020

	TOTAL
Other Current Assets	
1300 INVENTORIES	4,953.47
1310 INV - Finished Goods	-91,647.05
1315 INV - Work in Process	0.00
1320 INV - Raw Materials	127,875.00
1321 INV - RM - Batteries	0.00
1323 INV - RM - Play Tray ABS Housing	2.16
1324 INV - RM - Play Tray Components	0.00
1326 INV - RM - Molded Plastic Components	0.00
1327 INV - RM - Play Tray PCB	15,587.36
1329 INV - RM - Puzzlet Labels	0.00
1330 INV - RM - Puzzlet Tile Samples	0.00
1331 INV - RM - Puzzlet Tiles	30,909.38
1332 INV - RM - Product Box	0.00
1333 INV - RM - Shipping Collateral	0.00
1334 INV - RM - USB Cables	0.00
Other Inventory	967.84
Total 1320 INV - Raw Materials	**175,341.74**
Total 1300 INVENTORIES	**88,648.16**
Inventory Asset	-5,592.00
Uncategorized Asset	-43,270.11
Total Other Current Assets	**$39,786.05**
Total Current Assets	**$1,018,063.04**
Fixed Assets	
1500 PROPERTY PLANT & EQUIPMENT	0.00
1520 PPE - Machinery & Equipment	69,900.00
1530 Trade Show Assets	5,318.16
1540 PPE - Computer Equipment	1,928.98
Total 1500 PROPERTY PLANT & EQUIPMENT	**77,147.14**
1550 Accumulated Depreciation	-71,392.69
Total Fixed Assets	**$5,754.45**
TOTAL ASSETS	**$1,023,817.49**

Digital Dream Labs

BALANCE SHEET

As of December 29, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 PAYABLES	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
credit card	-181,530.08
Total Credit Cards	**$ -181,530.08**
Other Current Liabilities	
2200 ACCRUED COMPENSATION & RELATED ITEMS	-3,000.00
2500 ACCRUED TAXES	
2530 Sales tax payable	-1,158.59
Total 2500 ACCRUED TAXES	**-1,158.59**
2600 Loan Payable	113,229.73
2610 Bridge Loan	247,508.79
Total 2600 Loan Payable	**360,738.52**
Total Other Current Liabilities	**$356,579.93**
Total Current Liabilities	**$175,049.85**
Long-Term Liabilities	
2700 LONG-TERM DEBT	0.00
2710 LTD - Notes Payable	2,750.00
2711 Convertible Debt-IW	354,523.50
2712 Convertible Debt-IW2	0.00
2713 Convertible Debt-CMU	0.00
2714 Convertible Debt-J. Hanchar 1	-24,400.00
2715 Convertible Debt- H. Thorne	0.00
2716 Convertible Debt- J. Hanchar 2	0.00
2717 Convertible Debt- J. Hanchar 3	0.00
2718 Convertible Debt- J. Hanchar 4	0.00
2719 Convertible Debt- A. Aloe	0.00
2720 Convertible Debt- J. Hanchar 5	0.00
2721 Convertible Debt- E. Silver	0.00
2722 Convertible Debt- J. Hanchar 6	0.00
2723 Convertible Debt- J. Hanchar 7	0.00
2724 Convertible Debt- D. Mawhinney	0.00
2725 Convertible Debt- S. Todorovich	0.00
2726 Convertible Debt- IW 3	0.00
2727 Convertible Debt- IW 4	0.00
Total 2710 LTD - Notes Payable	**332,873.50**
Total 2700 LONG-TERM DEBT	**332,873.50**

Digital Dream Labs

BALANCE SHEET

As of December 29, 2020

	TOTAL
Total Long-Term Liabilities	**$332,873.50**
Total Liabilities	**$507,923.35**
Equity	
3000 OWNER'S CAPITAL	
3100 Common Stock	
3110 Matt's Capital	12,000.00
Contributions	0.00
Total 3110 Matt's Capital	**12,000.00**
3112 Peter's Capital	0.00
Contributions	0.00
Total 3112 Peter's Capital	**0.00**
3114 Justin's Capital	0.00
Contributions	0.00
Total 3114 Justin's Capital	**0.00**
3116 AlphaLab's Equity	0.00
Contributions	0.00
Total 3116 AlphaLab's Equity	**0.00**
Total 3100 Common Stock	**12,000.00**
3300 Paid In Capital	-1,285,912.75
Total 3000 OWNER'S CAPITAL	**-1,273,912.75**
3118 Jacob's capital	748,902.93
3119 Alt Capital	173,590.62
3120 Aaron Clark capital	-12,659.00
3121 Caren Shalek capital	-3,797.00
3122 Rajkumar capital	-2,533.00
3123 Rachel Fisher capital	-1,899.00
3124 Jack Adams capital	-1,267.00
3125 Erin Cawley capital	-1,267.00
3126 CMU capital	58,142.47
3127 Henry Thorne capital	27,432.88
3128 Andrew Aloe capital	52,969.86
3129 Dave Mawhinney	25,887.67
3130 Steven Todorovich capital	25,887.67
3131 Common Stock	75,000.00
3132 Tim Chen capital	250,000.00
3900 Retained Earnings	-495,163.33
Opening Balance Equity	262,000.00
Net Income	608,578.12
Total Equity	**$515,894.14**
TOTAL LIABILITIES AND EQUITY	**$1,023,817.49**

Digital Dream Labs

PROFIT AND LOSS

January 1 - December 29, 2020

Officer-certified, year-to-date Financial Statements (not reviewed by third-party accountant)

	TOTAL
Income	
4000 REVENUE	869,971.19
4005 REVENUE - Pre 2015	0.07
4010 OTHER REVENUE	34,849.85
4011 Revenue Starter Pack	44,986.41
4016 Other Primary Income	2,468,798.12
Total 4000 REVENUE	**3,418,605.64**
Sales of Product Income	189,352.94
Uncategorized Income	10,000.00
Total Income	**$3,617,958.58**
Cost of Goods Sold	
5000 COST OF GOODS SOLD	
5010 COGS - Pre 2015	
5011 Job Materials	257,795.00
Total 5010 COGS - Pre 2015	**257,795.00**
5020 COGS - Starter Pack	
5023 Shipping, Freight & Delivery - COS	28.88
Total 5020 COGS - Starter Pack	**28.88**
Total 5000 COST OF GOODS SOLD	**257,823.88**
Total Cost of Goods Sold	**$257,823.88**
GROSS PROFIT	**$3,360,134.70**
Expenses	
6000 OPERATING EXPENSES	
6200 Bank Charges	103,644.92
6650 Insurance	18,208.44
6653 Workers Comp	872.00
6654 Insurance - Liability	3,625.00
6656 Product Liability	3,082.00
Total 6650 Insurance	**25,787.44**
6750 Professional Fees	
6751 Consultant Fees	21,450.00
6755 Legal Fees	86,695.15
6757 Patent Filing	2,325.00
6761 Marketing Consultant	12,545.00
6762 Sales Consultant	6,545.00
Total 6750 Professional Fees	**129,560.15**
6800 License Expense	301.41
6900 Meals and Entertainment	
6901 Travel Meals	2.41
Total 6900 Meals and Entertainment	**2.41**

Digital Dream Labs

PROFIT AND LOSS
January 1 - December 29, 2020

	TOTAL
6950 Office Expenses	6,864.03
6951 Membership Fees	1,199.43
6953 Parking	2,055.00
6956 Software	147,665.54
Total 6950 Office Expenses	**157,784.00**
8000 Marketing Expense	2,555.00
8002 Advertising	15,616.73
8010 Marketing Collateral	8,750.00
8015 Promotional	3,500.00
Total 8000 Marketing Expense	**30,421.73**
9000 Payroll Expenses	131,359.60
9005 Payroll - Salaries	1,089,737.36
9015 Payroll Processing Fees	78,746.74
9020 Payroll Taxes	107,325.56
9025 TAXES	1,670.57
Total 9000 Payroll Expenses	**1,408,839.83**
Total 6000 OPERATING EXPENSES	**1,856,341.89**
6957 OPERATING EXPENSES	
Office Expenses	
Computers	4,065.98
Total Office Expenses	**4,065.98**
Total 6957 OPERATING EXPENSES	**4,065.98**
7050 Shipping, Freight & Delivery - Pre 2015	582.67
Shipping and delivery expense	176,310.76
Customer Service Shipping	7,273.03
Total Shipping and delivery expense	**183,583.79**
Travel	4,200.00
Uncategorized Expense	299.60
Total Expenses	**$2,049,073.93**
NET OPERATING INCOME	**$1,311,060.77**
Other Expenses	
9500 Other Expenses	679,666.88
9501 Research Expense	20,100.00
Total 9500 Other Expenses	**699,766.88**
9600 Other Taxes	2,715.77
Total Other Expenses	**$702,482.65**
NET OTHER INCOME	**$ -702,482.65**
NET INCOME	**$608,578.12**

DIGITAL DREAM LABS LLC

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

DECEMBER 31, 2019 and 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DIGITAL DREAM LABS LLC

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Digital Dream Labs LLC

Pittsburgh, PA

I have reviewed the financial statements of Digital Dream Labs LLC which comprises the balance sheet as of December 31, 2019 and 2018, and the related statements of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review included primarily applying analytical procedures to the management's financial data and making inquiries of company management. A review is substantially less in scope than an audit; the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jonathan Rosenberg, CPA

November 4, 2020

DIGITAL DREAM LABS, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2019 and 2018

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash in bank	$	559,229	$	190,324
Accounts receivable		294,321		366,714
Inventory		83,056		83,056
Total current assets		936,606		640,094
FIXED ASSETS				
Trade Show assets		5,318		5,318
Equipment and Machinery		69,900		69,900
		75,218		75,218
Less: accumulated depreciation		(71,393)		(65,642)
Total fixed assets		3,825		9,576
Total Assets	$	940,431	$	649,670

LIABILITIES AND MEMBERS' CAPITAL

		2019		2018
LIABILITIES				
Short term bridge loan		250,125		224,726
Convertible notes and accrued interest		357,274		-
Loan due to member		68,500		68,500
Total liabilities		675,899		293,226
PARTNERS' CAPITAL				
Member's Capital		264,532		356,444
Total Liabilities and Partners' Capital	$	940,431	$	649,670

See independent accountant's review report and accompanying notes to financial statements

DIGITAL DREAM LABS LLC
STATEMENT OF OPERATING INCOME AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

		2019		2018
Sales	$	595,469	$	420,314
Cost of goods sold				
Beginning Inventory		83,056		195,258
Purchases		222		236,127
		83,278		431,385
Ending inventory		(83,056)		(83,056)
Cost of goods sold		222		348,329
Gross profit		595,247		71,985
Expenses				
Bank Charges		6,132		1,015
Commissions		955		1,827
Insurance		1,514		20,571
Interest expense		21,269		7,361
Legal & professional fees		12,293		11,726
Licenses		3,210		8,578
Rent		2,842		20,071
Meals & entertainment		13		489
Office expenses		10,712		1,109
Memberships		35		1,068
Marketing		2,545		17,441
Salaries & guaranteed payments		-		54,611
Payroll & payroll taxes		238,957		189
Payroll processing		2,739		865
Computer expenses		-		4,540
Shipping costs		37,303		13,297
Travel		2,175		1,470
Misc. expenses		5,068		77
Research & consulting		21,500		20,787
Depreciation		5,751		6,427
Software		6,572		1,074
Total operating expenses		381,585		194,593
Other Income				
Grant and Credits sale		48,950		96,279
Net Income	$	262,612	$	(26,329)

See independent accountant's review report and accompanying notes to financial statements

-3-

DIGITAL DREAM LABS LLC
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JULY 26, 2012 THROUGH DECEMBER 31, 2019

	Common Stock (Units)	Common Stock (Value)	Subscription Receivable	Interests Redeemed or Converted	Additional Paid in Capital	Accumulated Earnings or Deficit	Total Stockholders' Equity
Balance at inception	100,000	-	-		-	-	-
Net Income (Loss) 2012-2017	100,000				120,775		
2018	96,368	35.00		(1,435,152)	1,697,150	(26,329)	
	196,368		-	(1,435,152)	1,817,925	(26,329)	356,444
2019	-	35		(354,524)		262,612	(91,912)
	196,368			(1,789,676)	1,817,925	236,283	264,532

See independent accountant's review report and accompanying notes to financial statements

DIGITAL DREAM LABS LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

		2019		2018
NET CASH FLOW FROM OPERATING ACTIVITIES				
Net(Loss) Income	$	262,612	$	(26,329)
Plus: activities not affecting cash				
Depreciation		5,751		6,427
(Increase)/decrease in Accounts receivable		72,393		(302,849)
(Increase)/decrease in Prepaid expenses		-		13,211
(Increase)/decrease in Inventories		-		(166,456)
Net cash provided/(used) by operating activities		340,756		(475,996)
CASH FLOW FROM INVESTING ACTIVITIES				
Capital expenditures		-		35
Net cash provided by investing activities		-		35
CASH FLOW FROM FINANCING ACTIVITIES				
Bridge loan received, net of repayments		25,399		224,726
Loan from member, net of repayments		-		(1,500)
Increase in other liabilities		2,750		-
Increase in convertible debt		354,524		1,697,150
Increase in member's capital net		(354,524)		(1,435,152)
Net cash provided/(used) by financing activities		28,149		485,224
INCREASE/DECREASE IN CASH		368,905		9,263
Cash at beginning of year		190,324		181,061
Cash at end of year	$	559,229	$	190,324
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest	$	21,269	$	7,361

See independent accountant's review report and accompanying notes to financial statements

-5-

DIGITAL DREAM LABS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Digital Dream Labs LLC is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Business Activity – Digital Dream Labs LLC is a developer and seller of children's educational games and robotics designed to foster creativity though STEAM (science, technology, engineering, art and math). The Company incorporated as a Limited Liability Corporation on July 26, 2012 in Pennsylvania and is headquartered in Pittsburgh, Pennsylvania.

Risks and Uncertainties - The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions; such factors may include recession, pestilence and competition. These adverse conditions could affect the Company's financial position and the results of its operations. The Company has recovered from the short-term downturn in sales due to the coronavirus.

Cash and Cash Equivalents - The company considers short-term highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts.

Inventory - Inventory consists of raw materials, work in process and finished goods. All are stated at the lower of cost or market. Management does not believe that any of these items are obsolescent or worthless. The Company has not added to its inventory as sales are now drop-shipped to customers.

Receivables and Credit Policy - Trade receivables from customers are uncollateralized customer obligations due under normal trade terms and are stated at the amounts billed to customers. The Company, by policy, routinely assesses the financial strength of its customers and believes that its accounts receivable credit risk exposure is limited and has not experienced write-downs in its accounts receivable balances. As such, the company does not feel the need for an allowance for doubtful accounts.

Property and Equipment – Property and equipment is recorded at cost and is depreciated using straight line methods over their estimated useful lives for both tax and book purposes. Equipment is depreciated over 5-7 years. Repairs and maintenance are capitalized or charged to operating expense as incurred, in accord with Rev Proc 2015-20.

Income Taxes - As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company will convert to C corporation status in the future and tax considerations will then come into play.

Revenue Recognition - The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company, its officers or its members.

NOTE 3 – SHORT-TERM DEBT

Bridge loan of $232,250 payable to Bridgeway Capital issued 4/30/18 with interest at 7.0 %. Balloon note is interest only and is secured by a lien on business assets and a commitment by a managing member.	$250,125

NOTE 4 - MEMBERS' CAPITAL

In November 2018, unsecured interest bearing convertible notes of $1,697,150 were converted into 96,368 equity units, bringing the total units outstanding to 196,368. Interest on the original amount had been accrued at 7%. This amount is considered to be a capital contribution with no intention of repayment and has been reflected in the financial statements as contributed capital. After year end it was found that that the convertible debt of one member had not in fact been converted and an adjustment was made to the financial statements to reflect this.

EXHIBIT D – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Jacob Hauchar

_____

H. Jacob Hanchar

CEO

Digital Dream Labs, Inc.